UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 333-262328

Sands China Ltd.

(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices

Estrada da Baía de N. Senhora da Esperança, s/n

Macao

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

This report contains Sands China Ltd.’s Interim Report for the six months ended June 30, 2022, published on August 22, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2022 Interim Report, published on August 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: August 22, 2022	By:	/s/ Dylan James Williams
		Name:	Dylan James Williams General Counsel and Company Secretary